FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 02, 2019
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Markets N.V.
Interim Results 2019

NatWest Markets N.V.
Results for the half year ended 30 June 2019

NatWest Markets N.V. reported an attributable profit of €527 million for H1 2019 compared with €34 million in H1 2018, primarily reflecting the impact of the Alawwal bank merger completed in H1 2019, the re-purposing of the NatWest Markets N.V. (NWM N.V.) banking licence and new business transferred to NWM N.V..

Income, balance sheet and RWAs
●
Total income was €590 million compared with €113 million in H1 2018, primarily reflecting the gain on the merger of Alawwal bank of €523 million.
●
Total assets and total liabilities increased to €17.7 billion compared with €5.3 billion and to €14.9 billion compared with €2.1 billion at 31 December 2018 respectively, reflecting the transfer of assets from NWM Plc and the transfer of new business from NatWest Bank Plc in relation to the Western European Corporate Portfolio.
●
RWAs reduced to €5.5 billion primarily reflecting a large reduction in exposures from investments in associates following the Alawwal bank merger.

Business developments
NWM N.V. began transacting new business on 25 March 2019 as part of preparations to ensure continuity of service to RBS Group European Economic Area (EEA) customers when the United Kingdom leaves the European Union. The activities transferred primarily relate to Markets and Corporate Lending portfolios for EEA customers previously served from NWM Plc and the ring-fenced bank.

As part of the commencement of new business, €6.2 billion of assets and €6.6 billion of liabilities were transferred from NWM Plc to NWM N.V. over the weekend of 23/24 March 2019. Further transfers of €1.3 billion of assets and €1.8 billion of liabilities were undertaken in Q2 2019. During H1 2019 €0.4 billion of lending and €3.3 billion of contingent liabilities and commitments have also transferred from NatWest Bank Plc to NWM N.V. in relation to the Western European Corporate Portfolio.

Alawwal bank
On 16 June 2019, the merger of Alawwal bank and SABB was completed, with NWM N.V. receiving an aggregate 10.3% shareholding in SABB on behalf of itself and its consortium partners. The RBS Group’s economic interest in the merged entity, amounting to 4.1%, was then sold to NWM Plc, and the balance of shares was transferred separately to RFS Holdings B.V. consortium partners, as part of the unwind of those arrangements. The completion of the Alawwal bank and SABB merger paves the way for NWM N.V. to become a subsidiary of NWM Plc in H2 2019, subject to regulatory approval.

NWM N.V. has recognised an income gain on disposal of the Alawwal bank stake for shares received in SABB of €523 million.

Risk-sharing agreements
During the period, NWM Plc and NWM N.V. have established limited risk-sharing arrangements that facilitate the smooth provision of services to Markets’ customers.  The arrangements include:

●
The provision of a funded guarantee of up to £3 billion by NWM Plc to NWM N.V. that limits NWM N.V.’s exposure to large individual customer credits to 10% of NWM N.V.’s capital.  Funding is provided by NWM Plc deposits placed with NWM N.V. of not less than the guaranteed amount.  At 30 June 2019 the deposits amounted to €0.2 billion and the guarantee fees in the period were €0.4 million.
●
The provision of a funded and an unfunded guarantee by NWM Plc in respect of NWM N.V.’s legacy portfolio.  At 30 June 2019 the exposure at default covered by the guarantees was approximately €0.4 billion of which €0.2 billion was funded.  The guarantee fees in the period were €2 million.

Presentation of Information
RBS Holdings N.V. is the parent company of one direct subsidiary, NatWest Markets N.V. (NWM N.V.), together with NWM N.V.’s other group of companies and associated companies, ‘RBSH Group’ and  NWM N.V. Group respectively.  NWM N.V. is a licenced bank regulated by the De Nederlandsche Bank. As the legal entity structure and activities of RBSH Group and NWM N.V. Group are very closely aligned, references and disclosures to each will apply equally to the other.

Outlook
Further changes are expected regarding the scope of the RBSH Group’s activities in 2019 resulting from structural changes as part of the RBS Group’s strategy. The volume and pace of changes will depend upon the terms and circumstances of the UK’s exit from the EU, as well as the specific contractual terms of the affected products and agreement of certain customers, amongst other variables.

Financial review

Profit attributable to controlling interests was €527 million compared with €34 million in H1 2018. This increase was due to total income of €590 million compared with €113 million in H1 2018, reflecting the gain on the merger of Alawwal bank of €523 million.

Net interest income was a loss of €5 million compared with a loss of €1 million in H1 2018, reflecting higher interest receivable partially offset by an increase in interest payable.

Non-interest income increased by €481 million to €595 million compared with €114 million in H1 2018. Income from trading activities was €8 million (H1 2018 - €70 million). H1 2019 included €17 million (H1 2018 - €46 million) received in respect of a distribution to successful plaintiffs in the Madoff related class action. Net fees and commissions of €63 million (H1 2018 - nil) primarily related to the transfer of new business. Other operating income of €524 million, compared with €44 million in H1 2018 and included the gain on the merger of Alawwal bank of €523 million.

Operating expenses were €42 million in H1 2019 compared with €32 million in H1 2018. Staff costs increased by €17 million to €19 million in H1 2019 (H1 2018 - €2 million) and premises and equipment costs decreased by €3 million to €1 million (H1 2018 - €4 million). Administrative expenses decreased by €5 million to €21 million, compared with €26 million in H1 2018.

Impairments were a release of €1 million compared with a loss of €6 million in H1 2018.

Tax charge for H1 2019 was €22 million compared with €41 million in H1 2018.

Balance sheet
The balance sheet movements in the year are materially impacted by the re-purposing of the NatWest Markets N.V. banking licence and the transfer of new business from NatWest Bank Plc in relation to the Western European Corporate Portfolio. These are described where relevant below;

●
Total assets were €17.7 billion at 30 June 2019, an increase of €12.4 billion compared with €5.3 billion at 31 December 2018, mainly driven by trading assets of €2.7 billion (31 December 2018 - €13 million) and derivatives of €7.4 billion (31 December 2018 - €0.7 billion) due to the transfers of assets from NWM Plc and the transfer in of new business.

●	Cash and balances at central banks increased by €1.7 billion to €2.0 billion at 30 June 2019, with the majority of the balance placed with the Dutch Central Bank.
●	Loans to banks - amortised cost increased by €0.1 billion to €0.5 billion at 30 June 2019.
●	Amounts due from holding company and fellow subsidiaries increased to €2.6 billion compared with €1.9 billion at 31 December 2018, reflecting the transfer in of new business.
●	Loans to customers - amortised cost increased to €0.5 billion, compared with €67 million, reflecting the transfer in of new business.
●	Other assets decreased by €1.4 billion, to €64 million, reflecting the impact of the Alawwal bank merger.
●
Derivative assets increased to €7.4 billion (31 December 2018 - €0.7 billion) and derivative liabilities increased to €7.0 billion (31 December 2018 - €0.4 billion), reflecting the transfer in of new business.

●
Settlement balance assets and liabilities were €1.3 billion (31 December 2018 - nil) and €0.9 billion (31 December 2018 - nil) respectively and trading liabilities increased to €0.9 billion (31 December 2018 - €6 million).

reflecting the transfer in of new business.
●	Equity attributable to controlling interests decreased by 12%, to €2.8 billion driven by the dividend distribution to consortium partners following the Alawwal bank merger.

Financial review
Capital and liquidity
Capital ratios and risk-weighted assets (RWAs) on the CRR transitional basis are set out below.
	30 June	31 December
	2019	2018
Capital ratios	%	%
CET1	33.5	31.4
Tier 1	38.0	31.4
Total	39.7	32.6

Risk-weighted assets	€m	€m

Credit risk	3,642	8,164
Market risk	1,214	157
Operational risk	624	478

Total RWAs	5,480	8,799

of which Alawwal bank	-	6,156

Liquidity	%	%
Liquidity coverage ratio (LCR)	456	nm

●
The CET1 ratio increased by 210 basis points in H1 2019 primarily due to the decrease in RWAs (€3.3 billion) which mainly reflected a large reduction in exposures from investments in associates following the Alawwal bank merger.
●
During H1 2019 €250 million AT1 capital notes were issued to RBSG plc (via RFS Holdings B.V.).
●
The markets and corporate lending portfolio transfers, completed in H1 2019 from NWM Plc, did not require any further additional capital actions.

Condensed consolidated income statement for the half year ended 30 June 2019 (unaudited)

	Half year ended
	30 June	30 June
	2019	2018
	€m	€m

Interest receivable	15	9
Interest payable	(20)	(10)

Net interest income	(5)	(1)

Fees and commissions receivable	71	2
Fees and commissions payable	(8)	(2)
Income from trading activities	8	70
Other operating income (1)	524	44

Non-interest income	595	114

Total income	590	113
Operating expenses	(42)	(32)

Profit before impairment losses	548	81
Impairment releases/(losses)	1	(6)

Operating profit before tax	549	75
Tax charge	(22)	(41)

Profit for the period attributable to controlling interests	527	34

Note:
 (1) Gain of €523 million on completion of the Alawwal bank merger.

Condensed consolidated statement of comprehensive income for the half year ended 30 June 2019 (unaudited)

	Half year ended
	30 June	30 June
	2019	2018
	€m	€m

Profit for the period	527	34

Items that do not qualify for reclassification
(Loss)/profit on fair value of credit in financial liabilities designated at fair value through
profit or loss due to own credit risk	(65)	41
Fair value through other comprehensive income (FVOCI) financial assets	4	-

	(61)	41

Items that qualify for reclassification
Fair value through other comprehensive income (FVOCI) financial assets	-	(2)
Currency translation	23	19

	23	17

Other comprehensive (loss)/income after tax	(38)	58

Total comprehensive income for the period attributable to controlling interests	489	92

Condensed consolidated balance sheet as at 30 June 2019 (unaudited)

	30 June	31 December
	2019	2018
	€m	€m

Assets
Cash and balances at central banks	2,047	336
Trading assets	2,681	13
Derivatives	7,355	656
Settlement balances	1,312	-
Loans to banks - amortised cost	474	392
Loans to customers - amortised cost	458	67
Amounts due from ultimate holding company and fellow subsidiaries	2,573	1,961
Other financial assets	733	389
Other assets	64	1,477
Total assets	17,697	5,291

Liabilities
Bank deposits	179	44
Customer deposits	606	61
Amounts due to ultimate holding company and fellow subsidiaries	4,295	417
Settlement balances	931	-
Trading liabilities	917	6
Derivatives	7,025	364
Subordinated liabilities	658	746
Other liabilities	252	420
Total liabilities	14,863	2,058
Equity attributable to controlling interests	2,834	3,233

Total liabilities and equity	17,697	5,291

Condensed consolidated statement of changes in equity for the half year ended 30 June 2019 (unaudited)
	Half year ended
	30 June	30 June
	2019	2018
	€m	€m

Share premium account
At beginning of period	7,024	7,024
Capital injection (1)	50	-
Distribution (2)	(1,159)	-
At end of period	5,915	7,024

Paid-in equity
At beginning of period	-	-
Securities issued during the year (3)	250	-

At end of period	250	-

Fair value through other comprehensive income (FVOCI) reserve
At beginning of period	(2)	4
Unrealised gains/(losses)	10	(2)
Realised gains	(6)	-

At end of period	2	2

Foreign exchange reserve
At beginning of period	(18)	(42)
Retranslation of net assets	24	-
Foreign currency gains on hedges of net assets	(30)	-
Recycled to profit or loss on disposal of business	29	19

At end of period	5	(23)

Retained earnings
At beginning of period	(3,771)	(4,102)
Implementation of IFRS 9 on 1 January 2018	-	(29)
Profit attributable to ordinary shareholders and other equity owners	527	34
Changes in fair value of credit in financial liabilities designated at fair value through profit or loss	(65)	41
Distribution (4)	(29)	-

At end of period	(3,338)	(4,056)

Total equity at end of period	2,834	2,947

Total equity is attributable to:
Ordinary shareholders	2,584	2,947
Paid-in equity holders	250	-

	2,834	2,947

Notes:
(1)	Capital injection of €50 million from RFS Holdings B.V. reflecting amounts received by RFS Holdings from Santander.
(2)	Distributions of the right to receive SABB interests via RFS Holdings B.V. to Santander and the Dutch State following the Alawwal bank merger becoming effective.
(3)	AT1 capital notes totalling €250 million issued in June 2019.
(4)	N-share capital repatriation of €29 million.

Condensed consolidated cash flow statement for the half year ended 30 June 2019 (unaudited)
	Half year ended
	30 June	30 June
	2019	2018
	€m	€m

Operating activities
Operating profit before tax	549	75
Adjustments for non-cash items	612	47

Net cash inflow from trading activities	1,161	122
Changes in operating assets and liabilities	1,768	123

Net cash flows from operating activities before tax	2,929	245
Income taxes paid	(79)	-

Net cash flows from operating activities	2,850	245

Net cash flows from investing activities	677	(2)

Net cash flows from financing activities	81	(179)

Effects of exchange rate changes on cash and cash equivalents	(13)	10

Net increase in cash and cash equivalents	3,595	74
Cash and cash equivalents at beginning of period	1,000	422

Cash and cash equivalents at end of period	4,595	496

Notes
1. Basis of preparation
The Group condensed consolidated interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’. They should be read in conjunction with the 2018 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB, as adopted by the European Union (EU) (together IFRS).

The condensed consolidated interim financial statements are unaudited. In the opinion of management, all relevant disclosures necessary for an understanding of the changes in the consolidated financial position and performance of the Group since the end of the last annual reporting period have been made.

Going concern
Having reviewed the Group’s forecasts and projections and considered the interim results of the RBS Group for the half year ended 30 June 2019, approved on 1 August 2019, which were prepared on a going concern basis, together with evidence that the RBS Group will continue to provide sufficient resources to the Group, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the interim financial statements for the half year ended 30 June 2019 have been prepared on a going concern basis.

Transfers
As part of the commencement of new business, €6.2 billion of assets and €6.6 billion of liabilities were transferred from NWM Plc to NWM N.V. over the weekend of 23/24 March 2019. Further transfers of €1.3 billion of assets and €1.8 billion of liabilities were undertaken in Q2 2019. On a cumulative basis, the H1 2019 transfers included:
●
Trading assets of €4.3 billion
●
Derivative assets of €3.0 billion
●
Trading liabilities of €4.1 billion
●
Derivative liabilities of €4.1 billion

The consideration was settled by balance due with NWM Plc.

During H1 2019 €0.4 billion of lending and €3.3 billion of contingent liabilities and commitment have also transferred from NatWest Bank Plc to NWM N.V. in relation to the Western European Corporate Portfolio.

2. Accounting policies
The RBSH Group’s principal accounting policies are as set out on pages 46 to 49 of the 2018 Annual Report and Accounts and are unchanged other than as presented below.

Revised Accounting policy 8 - Leases
The Group has adopted IFRS 16 ‘Leases’ with effect from 1 January 2019, replacing IAS 17 ‘Leases’. The Group has applied IFRS 16 on a modified retrospective basis without restating prior years. Accounting policy 8 presented in the 2018 Annual Report and Accounts has been updated as follows:

As lessor
Finance lease contracts are those which transfer substantially all the risks and rewards of ownership of an asset to a customer. All other contracts with customers to lease assets are classified as operating leases.

Loans to customers include finance lease receivables measured at the net investment in the lease, comprising the minimum lease payments and any unguaranteed residual value discounted at the interest rate implicit in the lease. Interest receivable includes finance lease income recognised at a constant periodic rate of return before tax on the net investment. Unguaranteed residual values are subject to regular review; if there is a reduction in their value, income allocation is revised and any reduction in respect of amounts accrued is recognised immediately.

Rental income from operating leases is recognised in other operating income on a straight-line basis over the lease term unless another systematic basis better represents the time pattern of the asset’s use. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives.

Notes
2. Accounting policies continued
As lessee
On entering a new lease contract, the Group recognises a right of use asset and a liability to pay future rentals. The liability is measured at the present value of future lease payments discounted at the applicable incremental borrowing rate. The right of use assets is depreciated over the shorter of the term of the lease and the useful economic life, subject to review for impairment. Short term and low value leased assets are expensed on a systematic basis.

Adoption of IFRS 16 resulted in the right of use assets and lease liabilities of €3 million. For further details see page 49 of the 2018 Annual Report and Accounts.

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of the Group’s financial condition are those relating to fair value of financial instruments. This critical accounting policies and judgements is described on page 49 of the 2018 Annual Report and Accounts.

3. Segmental analysis
Geographical segments
The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded.
	Netherlands (1)	UK	RoW	Total
30 June 2019	€m	€m	€m	€m
Net interest income	(8)	-	3	(5)
Net fees and commissions (2)	54	-	9	63
Income from trading activities	(18)	27	(1)	8
Other operating income	532	(7)	(1)	524
Total income	560	20	10	590

Operating profit/(loss) before tax	534	20	(5)	549
Total assets	16,300	733	664	17,697
Total liabilities	14,258	342	263	14,863
Net assets attributable to equity owners	2,043	391	400	2,834

30 June 2018
Net interest income	(4)	-	3	(1)
Net fees and commissions	-	-	-	-
Income from trading activities	(15)	84	1	70
Other operating income	5	3	36	44
Total income	(14)	87	40	113

Operating (loss)/profit before tax	(29)	66	38	75

31 December 2018
Total assets	2,340	668	2,283	5,291
Total liabilities	1,128	440	490	2,058
Net assets attributable to equity owners	1,212	228	1,793	3,233

Notes:
(1)
Includes business originated from the NWM N.V. EU branches.
(2)
Fees receivable primarily relate to support services provided to NWM Plc, refer to Note 11 for further details.

The Managing Board, as chief operating decision maker, manages the Group as a single reportable segment.

Notes
4. Tax
Future tax rates are expected to be low due to the losses carried forward, the actual tax (charge)/credit differs from the expected tax (charge)/credit computed by applying the standard Dutch corporation tax rate of 25% as follows:
	Half year ended
	30 June	30 June
	2019	2018
	€m	€m

Profit before tax	549	75

Expected tax charge	(137)	(16)
Losses in period where no deferred tax asset recognised	-	(18)
Foreign (losses)/profits taxed at other rates	(2)	1
Non-taxable items (including the gain in relation to the Alawwal bank merger)	127	9
Losses brought forward and utilised	12	-
Reduction in carrying value of deferred tax asset in respect of associates	(22)	(17)

Actual tax charge	(22)	(41)

5. Trading assets and liabilities

Trading assets and liabilities comprise assets and liabilities held at fair value in trading portfolios.

	30 June	31 December
	2019	2018
Assets	€m	€m
Loans
Reverse repos	882	-
Cash collateral given	1,582	3
Other loans	-	6
Total loans	2,464	9
Securities
- Netherlands	50	-
- UK	3	3
- RoW	164	1
Total securities	217	4
Total	2,681	13

Liabilities
Deposits
Repos	157	-
Cash collateral received	654	3
Other deposits	106	3
Total deposits	917	6
Total	917	6
23
RBS Holdings N.V. - Interim Results 2019

Notes
6. Derivatives
The table below shows third party derivatives by type of contract. The master netting agreements and collateral shown do not result in a net presentation on the balance sheet under IFRS 9.

	30 June 2019							31 December 2018
	Notional
	GBP	USD	Euro	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Gross exposure						2,203	3,369		220	83
IFRS offset						(12)	(12)		-	-
Carrying value	11,641	27,345	74,171	12,153	125,310	2,191	3,357	3,443	220	83
Of which:
Interest rate (1)
Interest rate swaps						1,392	2,206		182	65
Options purchased						290	-		-	-
Options written						-	327		-	-
Total	7,321	4,310	53,336	813	65,780	1,682	2,533	3,136	182	65
Exchange rate
Spot, forwards and futures						342	450		-	-
Currency swaps						141	353		38	18
Options purchased						26	-		-	-
Options written						-	19		-	-
Total	4,320	23,035	20,735	11,340	59,430	509	822	307	38	18
Credit	-	-	100	-	100	-	2	-	-	-
Carrying value					125,310	2,191	3,357	3,443	220	83

Counterparty mark-to-market netting						(1,199)	(1,199)		-	-
Cash collateral						(515)	(1,243)		(3)	(3)
Securities collateral						(69)	(450)		-	-
Net exposure						408	465		217	80

Banks (2)						-	-		-	5
Other financial institutions (3)						308	290		210	56
Corporate (4)						98	155		7	19
Government (5)						2	20		-	-
Net exposure						408	465		217	80

UK						125	293		7	-
Europe						237	144		187	79
US						13	27		-	-
RoW						33	1		23	1
Net exposure						408	465		217	80

Notes:
(1)
The notional amount of interest rate derivatives include €26 billion (31 December 2018 – nil) in respect of contracts cleared through central clearing counterparties.
(2)
Transactions with certain counterparties with whom the Group has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions for example China where the collateral agreements are not deemed to be legally enforceable.
(3)
Transactions with securitisation vehicles and funds where collateral posting is contingent on the Group’s external rating.
(4)
Mainly large corporates with whom the Group may have netting arrangements in place, but operational capability does not support collateral posting.
(5)
Sovereigns and supranational entities with one-way collateral agreements in their favour.

Notes
7. Financial instruments: classification
The following tables analyse the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IFRS 9. Assets and liabilities outside the scope of IFRS 9 are shown within other assets and other liabilities.
			Amortised	Other
	MFVTPL (1,2)	FVOCI (3)	cost	assets	Total
Assets	€m	€m	€m	€m	€m

Cash and balances at central banks			2,047		2,047
Trading assets	2,681				2,681
Derivatives	7,355				7,355
Settlement balances			1,312		1,312
Loans to banks - amortised cost			474		474
Loans to customers
- amortised cost			458		458
Amounts due from ultimate holding company and fellow subsidiaries			2,571	2	2,573
Other financial assets	3	730	-		733
Other assets				64	64
30 June 2019	10,039	730	6,862	66	17,697

Cash and balances at central banks			336		336
Trading assets	13		-		13
Derivatives	656		-		656
Loans to banks - amortised cost			392		392
Loans to customers - amortised cost			67		67
Amounts due from ultimate holding company and fellow subsidiaries	-	-	1,960	1	1,961
Other financial assets	7	382		-	389
Interest in associates	-	-		2	2
Asset of disposal groups	-	-		1,317	1,317
Other assets				158	158
31 December 2018	676	382	2,755	1,478	5,291

	Held for-		Amortised	Other
	trading (1)	DFV(4)	cost	liabilities	Total
Liabilities	€m	€m	€m	€m	€m

Bank deposits			179	179
Customer deposits			606	606
Amounts due to ultimate holding company and fellow subsidiaries	3	-	4,291	1	4,295
Settlement balances			931	931
Trading Liabilities	917		-	917
Derivatives	7,025	-	-	7,025
Subordinated liabilities	-	398	260	658
Other liabilities				252	252
30 June 2019	7,945	398	6,267	253	14,863

Bank deposits			44		44
Customer deposits			61		61
Amounts due to ultimate holding company and fellow subsidiaries	3	-	414		417
Trading liabilities	6	-	-		6
Derivatives	364				364
Subordinated liabilities	-	493	253		746
Other liabilities				420	420
31 December 2018	373	493	772	420	2,058

Notes:
(1)
Includes derivative assets held for hedging purposes of €4.7 million (31 December 2018 - €2.9 million) and derivative liabilities held for hedging purposes of €15.8 million (31 December 2018 - €22.2 million).

(2)	Mandatory fair value through profit or loss.
(3)	Fair value through other comprehensive income.
(4)	Designated as at fair value through profit or loss.

Notes
7. Financial instruments: Classification continued
The above includes amounts due from/to:
	30 June 2019		31 December 2018
	Ultimate		Ultimate
	holding	Fellow	holding	Fellow
	company	subsidiaries	company	subsidiaries
	€m	€m	€m	€m
Assets
Derivatives	-	5,164	-	436
Loans to banks - amortised cost	-	2,437	-	1,827
Loans to customers - amortised cost	134	-	133	-

Liabilities
Bank deposits	-	4,283	-	414
Derivatives	-	3,668	-	281

The Bank's financial assets and liabilities include:	30 June	31 December
	2019	2018
	€m	€m
Reverse repos
Trading assets	882	-

Repos
Trading liabilities	157	-

Financial instruments: carried at fair value - valuation hierarchy
Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in the 2018 Annual Report and Accounts. Valuation and input methodologies at 30 June 2019 are consistent with those described in Note 10 of the 2018 Annual Report and Accounts.

The following tables show financial instruments carried at fair value on the Group’s balance sheet by valuation hierarchy - levels 1, 2 and 3.
	30 June 2019			31 December 2018
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	€m	€m	€m	€m	€m	€m

Assets
Trading assets
Loans	-	2,464	-	-	9	-
Securities	55	158	4	-	-	4
Derivatives	-	7,086	269	-	514	142
Other financial assets
Securities	489	244	-	155	234	-
Total financial assets held at fair value	544	9,952	273	155	757	146

Liabilities
Amounts due to fellow subsidiaries	-	3	-	-	3	-
Trading liabilities
Deposits	-	842	75	-	6	-
Derivatives	-	6,680	345	-	212	152
Subordinated liabilities	-	398	-	-	493	-
Total financial liabilities held at fair value	-	7,923	420	-	714	152

Notes:
(1)
Level 1 – Instruments valued using unadjusted quoted prices in active and liquid markets, for identical financial instruments. Examples include government bonds, listed equity shares and certain exchange-traded derivatives.
Level 2 – Instruments valued using valuation techniques that have observable inputs. Examples include most government agency securities, investment-grade corporate bonds, certain mortgage products, including CLOs, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued, and certain money market securities and loan commitments and most OTC derivatives.
Level 3 – Instruments valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Examples include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, certain emerging markets and derivatives with unobservable model inputs.

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred. There were no significant transfers between level 1 and level 2.

Notes
7. Financial instruments: Carried at fair value – valuation hierarchy continued

	30 June 2019			31 December 2018
	Level 3	Favourable	Unfavourable	Level 3	Favourable	Unfavourable
Assets	€m	€m	€m	€m	€m	€m
Trading assets
Securities	4	-	-	4	-	-
Derivatives
Interest rate	200	20	(20)	139	10	(10)
Foreign exchange	14	-	-	-	-	-
Other	55	-	-	3	-	-
Total financial assets held at fair value	273	20	(20)	146	10	(10)

Liabilities
Trading liabilities
Deposits - HFT	75	10	(10)	-	-	-
Derivatives
Interest rate	46	-	-	3	-	-
Foreign exchange	1	-	-	-	-	-
Other	298	20	(20)	149	20	(10)
Total financial liabilities held at fair value	420	30	(30)	152	20	(10)

Movement in Level 3 portfolios
	Half year ended 2019			Half year ended 2018
	Trading	Total	Total	Trading	Total	Total
	assets (1)	assets	liabilities	assets (1)	assets	liabilities
	€m	€m	€m	€m	€m	€m
At 1 January	146	146	152	30	30	140
Amount recorded in the income statement (2)	5	5	72	45	45	(46)
Level 3 transfers in	1	1	120	155	155	-
Level 3 transfers out	(1)	(1)	(20)	-	-	-
Purchases	130	130	185	-	-	-
Settlements	-	-	(63)	(74)	(74)	(16)
Sales	(8)	(8)	(26)	-	-	-
Foreign exchange and other adjustments	-	-	-	1	1	1

At 30 June	273	273	420	157	157	79

Amounts recorded in the income statement in
respect of balances held at year end
- unrealised	6	6	72	45	45	(42)

Notes:
(1)	Trading assets comprise assets held at fair value in trading portfolios.
(2)	Net losses on trading asset instruments of £67 million (30 June 2018 - £91 million gains) were recorded in income from trading activities in continuing operations.

Notes
7. Financial instruments: Fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

Items where
fair value
	approximates			Fair value hierarchy level
	carrying value	Carrying value	Fair value	Level 2	Level 3
30 June 2019	€m	€m	€m	€m	€m

Financial assets
Cash and balances at central banks	2,047
Settlement balances	1,312
Loans to banks		474	474	6	468
Loans to customers		458	432	-	432
Amounts due from holding company
and fellow subsidiaries		2,571	2,571	6	2,565

Financial liabilities
Bank deposits	178	1	1	-	1
Customer deposits	191	415	415	-	415
Amounts due to holding company
and fellow subsidiaries	2,547	1,744	1,744	-	1,744
Settlement balances	931
Subordinated liabilities		260	301	301	-

31 December 2018

Financial assets
Cash and balances at central banks	336
Loans to banks		392	392	45	347
Loans to customers		67	64	1	63
Amounts due from holding company
and fellow subsidiaries		1,960	2,011	1,333	678

Financial liabilities
Bank deposits	44
Customer deposits		61	70	17	53
Amounts due to holding company
and fellow subsidiaries	382	32	32	-	32
Subordinated liabilities		253	314	314	-

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgements covering prepayments, credit risk and discount rates. Furthermore, there is a wide range of potential valuation techniques. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

Notes
8. Loan impairment provisions
The table below summarises loans and related credit impairment measurements on an IFRS 9 basis.

	30 June	31 December
	2019	2018
	€m	€m
Loans - amortised cost
Stage 1	865	379
Stage 2	61	70
Stage 3	40	46
Inter-Group	2,571	1,961
Total	3,537	2,456
ECL provisions
Stage 1	1	-
Stage 2	2	4
Stage 3	33	33
Total	36	37
ECL provisions coverage (1)
Stage 1%	0.12	-
Stage 2%	3.28	5.71
Stage 3%	82.50	71.74
Total	3.73	7.47
Other financial assets - Gross exposure	2,680	592
Other financial assets - ECL provision	-	1

Note:
(1)
ECL provisions coverage is third party ECL provisions divided by third party loans - amortised cost.

Notes
8. Loan impairment provisions (continued)
Flow statement
The flow statement that follows shows the main ECL and related income statement movements. It also shows the changes in ECL as well as the changes in related financial assets used in determining ECL. Due to differences in scope, exposures may therefore differ from those reported in other tables, principally in relation to exposures in Stage 1 and Stage 2. These differences do not have a material ECL impact because they relate to balances at central banks. Other points to note:
●
Financial assets presented in the flow statement include treasury liquidity portfolios, comprising balances at central banks and debt securities, as well as loans. Both modelled and non-modelled portfolios are included.
●
Stage transfers (for example, exposures moving from Stage 1 to Stage 2) are a key feature of ECL movements, with the net re-measurement cost of transitioning to a worse stage being a primary driver of income statement charges. Similarly there is an ECL benefit for accounts improving stage.
●
Changes in risk parameters shows the reassessment of the ECL within a given stage, including any ECL overlays and residual income statement gains or losses at the point of write-off or accounting write-down.
●
Amounts written-off represent the gross asset written-down against accounts with ECL, including the net asset write-down for any debt sale activity.

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
	€m	€m	€m	€m	€m	€m	€m	€m
At 1 January 2019	641.0	-	68.0	4.0	46.0	33.0	755.0	37.0
Currency translation and other adjustments	17.0	1.0	-	(1.0)	1.0	-	18.0	-
Inter-Group movements	333.0	-	-	-	-	-	333.0	-
Transfers from Stage 2 to Stage 1	6.0	-	(6.0)	-	-	-	-	-

Net re-measurement of ECL on stage transfer		-		-		-		-
Changes in risk parameters (model inputs)		-		(1.0)		-		(1.0)
Other changes in net exposure	2,484.0	-	16.0	-	(7.0)	-	2,493.0	-

Income statement releases		-		(1.0)		-		(1.0)
Amounts written-off	-	-	-	-	-	-	-	-
Other movements		-		-		-		-
At 30 June 2019	3,481.0	1.0	78.0	2.0	40.0	33.0	3,599.0	36.0

Net carrying amount	3,480.0		76.0		7.0		3,563.0

Key points
●
The main driver of the movement in financial assets related to the transfer of lending (totalling €0.4 billion) as well as contingent liabilities and commitments (€3.3 billion) from NatWest Bank Plc to NWM N.V. in relation to the Western European corporate portfolio.
●
NWM Plc and NWM N.V. have entered into risk-sharing agreements for certain N.V. legacy assets. Refer to Note 9 for further details on these agreements.

Notes
9. Contingent liabilities, commitments and guarantees
	30 June	31 December
	2019	2018
	€m	€m

Guarantees	1,178	1,456
Other contingent liabilities	-	475
Standby facilities, credit lines and other commitments	4,083	14
Contingent liabilities and commitments	5,261	1,945

Contingent liabilities arise in the normal course of the Group’s business; credit exposure is subject to the Group’s normal controls. The amounts shown do not, and are not intended to, provide any indication of the Group’s expectation of future losses.

Included within guarantees and assets pledged as collateral security as at 30 June 2019 is €1.0 billion (31 December 2018 - €1.1 billion) which relates to the RBSG Group’s obligations over liabilities held within the Dutch State acquired businesses included in the new ABN AMRO Bank N.V..

During H1 2019 €0.4 billion of lending and €3.3 billion of contingent liabilities and commitments have also transferred from NatWest Bank Plc to NWM N.V. in relation to the Western European Corporate Portfolio.

Risk-sharing agreements
During the period, NWM Plc and NWM N.V. have established limited risk-sharing arrangements that facilitate the smooth provision of services to NatWest Markets’ customers.  The arrangements include:

●
The provision of a funded guarantee of up to £3 billion by NWM Plc to NWM N.V. that limits NWM N.V.’s exposure to large individual customer credits to 10% of NWM N.V.’s capital.  Funding is provided by NWM Plc deposits placed with NWM N.V. of not less than the guaranteed amount.  At 30 June 2019 the deposits amounted to €0.2 billion and the guarantee fees in the period were €0.4 million.
●
The provision of a funded and an unfunded guarantee by NWM Plc in respect of NWM N.V.’s legacy portfolio.  At 30 June 2019 the exposure at default covered by the guarantees was approximately €0.4 billion of which €0.2 billion was funded.  The guarantee fees in the period were €2 million.

10. Litigation, investigations and reviews
NatWest Markets N.V. and certain members of RBS Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action in the Netherlands, the United Kingdom (UK), the European Union (EU), the United States (US) and other jurisdictions.

The Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

In many proceedings and investigations, it is not possible to determine whether any loss is probable or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and investigations or as a result of adverse impacts or restrictions on the Group’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. The Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are situations where the Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations, even for those matters for which the Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities.

The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that the Group has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised.

RBS Group is involved in ongoing litigation, investigations and reviews that are not described below but are described on pages 35 to 42 in RBS Group’s H1 Results 2019. RBS Group expects that in future periods, additional provisions, settlement amounts and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances. While the Group may not be directly involved in such RBS Group matters, any final adverse outcome of those matters may also have an adverse effect on the Group.

Notes
10. Litigation, investigations and reviews continued
Litigation
Madoff
NatWest Markets N.V. is a defendant in two actions filed by Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York. In both cases, the trustee alleges that certain transfers received by NatWest Markets N.V. amounted to fraudulent conveyances that should be clawed back for the benefit of the Madoff estate.

In the primary action, filed in December 2010, the trustee originally sought to recover US$75.8 million in redemptions that NatWest Markets N.V. allegedly received from certain Madoff feeder funds and US$162.1 million that NatWest Markets N.V. allegedly received from certain swap counterparties. In August 2018, due to a court ruling in a related matter, the trustee voluntarily dismissed a portion of this claim (relating to US$74.6 million received from certain swap counterparties) without prejudice to refiling at a later date. In June 2019, the trustee filed a motion for leave to file an amended complaint, seeking to clawback a total of US$276.3 million, including the previously voluntarily dismissed US$74.6 million, that NatWest Markets N.V. allegedly received in redemptions from certain Madoff feeder funds and swap counterparties. NatWest Markets N.V. intends to oppose the motion for leave to amend and otherwise seek dismissal of the amended complaint.

In the second action, filed in October 2011, the trustee seeks to recover an additional US$21.8 million. In November 2016, the bankruptcy court dismissed this case on international comity grounds, and that decision was appealed. On 25 February 2019, the United States Court of Appeals for the Second Circuit reversed the bankruptcy court’s decision. If the U.S. Supreme Court declines to review the matter, the case will return to the bankruptcy court for further proceedings.

Australian Bank Bill Swap Reference Rate (BBSW)
In August 2017, a class action complaint was filed in the United States District Court for the Southern District of New York against certain RBS Group companies (including NatWest Markets N.V.) and a number of other financial institutions. The complaint alleges that the defendants conspired to manipulate the BBSW and asserts claims under the U.S. antitrust laws, the Commodity Exchange Act, RICO (Racketeer Influenced and Corrupt Organizations Act), and the common law. On 26 November 2018, the court dismissed all claims against RBS Group companies for lack of personal jurisdiction, but plaintiffs have filed an amended complaint, which is now the subject of a further motion to dismiss.

Fondazione Monte dei Paschi di Siena
A claim for €285.9 million was brought by Fondazione Monte dei Paschi di Siena (FMPS) in July 2014 against former directors and 13 syndicate banks, including NatWest Markets N.V., in connection with an Italian law-governed term facility agreement for €600 million dated 4 June 2011. The claim is a civil action based on a non-contractual liability arising from the alleged breach of the by-laws of FMPS which set a 20 per cent limit for its debt to equity ratio (the Ratio). The lenders are alleged to have aided and abetted the former directors of FMPS to breach the Ratio. It is alleged that as sophisticated financial institutions, each lender should have known FMPS’s financial situation, including its debt to equity ratio, and that putting the facility in place would cause it to breach the Ratio. NatWest Markets N.V. will defend the claim, which has been transferred to the Florence courts. A preliminary hearing took place in June 2019 and a further hearing has been scheduled for October 2019.

Anti-Terrorism Act litigation against NatWest Markets N.V.
NatWest Markets N.V. and certain other financial institutions, are defendants in several actions pending in the United States District Courts for the Eastern and Southern Districts of New York, filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in attacks in Iraq between 2003 and 2011.

The attacks at issue in the cases were allegedly perpetrated by Hezbollah and certain Iraqi terror cells allegedly funded by the Islamic Republic of Iran. According to the plaintiffs’ allegations, the defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells, in violation of the US Anti-Terrorism Act, by agreeing to engage in ‘stripping’ of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected. The first of these actions was filed in the United States District Court for the Eastern District of New York in November 2014. On 27 July 2018, the magistrate judge in that case issued a report to the district court recommending that the district court deny the defendants’ pending motion to dismiss. NatWest Markets N.V. has requested that the district court grant the motion to dismiss notwithstanding the magistrate’s recommendation. In the second of these actions, filed in the United States District Court for the Southern District of New York in November 2017, the court dismissed the complaint in its entirety on 28 March 2019, subject to re-pleading or appeal. The other actions are either subject to a pending motion to dismiss, or will be the subject of such a motion in due course.

Notes
10. Litigation, investigations and reviews continued
Interest rate swap claim by Ville d’Aubagne
Ville d’Aubagne, a French local authority, filed a claim in April 2013 against NatWest Markets N.V. and NatWest Markets Plc in respect of two structured interest rates swaps, which were entered into between Ville d’Aubagne and RBS N.V. (now NatWest Markets N.V.), and novated to RBS plc (now NatWest Markets Plc) in 2009.

In the same year, they were terminated early and a rescheduling agreement was entered into under which payments were rescheduled over 28 years. Ville d’Aubagne sought retroactive cancellation of the swaps and the rescheduling agreement. The amount claimed was approximately €65 million (which was subject to fluctuations in market value from time to time). The bank was successful in its defence of the claim, winning at first instance in November 2015. An appeal of that decision was dismissed by the French Court of Appeal in January 2018. Ville d’Aubagne has appealed to the French Supreme Court.

Investigations and reviews
The Group’s financial condition can be affected by the actions of various governmental and regulatory authorities in the Netherlands, the UK, the EU, the US and elsewhere. RBS Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the Netherlands, the UK, the EU, the US and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition/anti-trust, anti-bribery, anti-money laundering and sanctions regimes.

The NatWest Markets business in particular has been providing, and continues to provide, information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed income securities, including structured products and government securities, some of which have resulted, and others of which may result, in investigations or proceedings.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group’s business activities and/or fines. Any of these events or circumstances could have a material adverse effect on the Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

11. Related party transactions
UK Government
The UK Government, bodies controlled or jointly controlled by the UK Government, and bodies over which it has significant influence, are related parties of the Group. The Group enters into transactions with many of these bodies on an arm’s length basis.

Alawwal bank
On 16 June 2019, the merger of Alawwal bank and SABB was completed, with NWM N.V. receiving an aggregate 10.3% shareholding in SABB on behalf of itself and its consortium partners. The RBS Group’s economic interest in the merged entity, amounting to 4.1%, was then sold to NWM Plc, and the balance of shares was transferred separately to RFS Holdings B.V. consortium partners, as part of the unwind of those arrangements. The completion of the Alawwal bank and SABB merger paves the way for NWM N.V. to become a subsidiary of NWM Plc in Q4 2019, subject to regulatory approval.

The previous obligation of up to a maximum of approximately €256 million pursuant to the agreement dated 22 July 2016 with Alawwal bank, for a certain proportion of any proceeds of a sale of NWM N.V.’s investment being payable to Alawwal bank has transferred to the consortium members following the completion of the merger.

Interim pricing agreement
During H1 2019  NWM N.V. entered into an interim transfer pricing arrangement with NWM Plc under which NWM N.V. receives income (€57 million in H1 2019) for the activities it now performs for European clients on behalf of NWM Plc. This transitional arrangement will be replaced with a final arm’s length transfer pricing methodology to be agreed with the Dutch and UK Tax authorities.

Full details of the Group’s related party transaction for the year ended 31 December 2018 are included in the 2018 Annual Report and Accounts.

12. Post balance sheet events
Other than as disclosed in this document there have been no significant events between 30 June 2019 and the date of approval of this announcement which would require a change to, or additional disclosure in, the announcement.

13. Date of approval
The interim results for the half year ended 30 June 2019 were approved by the Supervisory Board on 1 August 2019.

Additional information
Contact
Alexander Holcroft	Investor Relations	+44 (0) 2076721982

Presentation of Information
RBS Holdings is the parent company of one direct subsidiary, NWM N.V., together with NWM N.V.s other group of companies and associated companies ‘RBSH Group’ and  NWM N.V. Group respectively.  NWM N.V. is a licenced bank regulated by the De Nederlandsche Bank. As the legal entity structure and activities of the RBSH Group and NWM N.V. Group are very closely aligned references and disclosures to each will apply equally to the other.

Cautionary statement regarding forward-looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as the Group’s future economic results, business plans and current strategies. In particular, this document may include forward-looking statements relating to the Group in respect of, but not limited to its regulatory capital position and related requirement s, its financial position, profitability and financial performance (including financial, capital and operational targets), its access to adequate sources of liquidity and funding, its ability to dispose of legacy assets, increasing competition from new incumbents and disruptive technologies, its credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, LIBOR, EURIBOR and other benchmark reform and the Group’s exposure to economic and political risks (including with respect to Brexit and climate change), operational risk, conduct risk, cyber and IT risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic and political conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or the Group’s actual results are discussed in the Group's 2018 Annual Report and Accounts (ARA) and in the Group’s Interim Results for H1 2019 (contained herein). The forward-looking statements contained in this document speak only as of the date of this document and the Group does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Management’s report on the interim financial statements

Pursuant to section 5:25d, paragraph 2(c), of the Dutch Financial Supervision Act (Wet op het financieel toezicht (Wft)), the members of the Managing Board state that to the best of their knowledge:

●
the interim financial statements give a true and fair view, in all material respects, of the assets and liabilities, financial position, and profit or loss of NatWest Markets N.V. and the companies included in the consolidation as at 30 June 2019 and for the six month period then ended.

●
the interim report, for the six month period ending on 30 June 2019, gives a true and fair view of the information required pursuant to section 5:25d, paragraphs 8 and 9, of the Dutch Financial Supervision Act of NatWest Markets N.V. and the companies included in the consolidation.

NatWest Markets N.V. continues to implement its plan to serve our European Economic Area (EEA) customers when the UK leaves the European Union, in the event that there is a loss of access to the EU Single Market. NatWest Markets N.V. is expected to become a subsidiary of NWM Plc in H2 2019, subject to regulatory approvals. NatWest Markets N.V. is currently an indirect subsidiary of RBSG plc.

Amsterdam
1 August 2019

Harm Bots
Chairman of the Managing Board

Cornelis Visscher
Chief Financial Officer

The Royal Bank of Scotland Group Plc 2138005O9XJIJN4JPN90
NatWest Markets N.V. X3CZP3CK64YBHON1LE12

Date: 02 August 2019

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary